Exhibit 12.1
Kohl's Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Three Months Ended
	May 2, 2015	May 3, 2014
Earnings
Income before income taxes	$196	$195
Fixed charges	130	131
Less: interest capitalized during period	—	(1)
	$326	$325
Fixed charges
Interest (expensed or capitalized)	$84	$86
Portion of rent expense representative of interest	45	44
Amortization of deferred financing fees	1	1
	$130	$131
Ratio of earnings to fixed charges	2.5	2.5